(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 0-13470 CUSIP Number: 630077105

For Period Ended October 1, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nanometrics Incorporated

Full name of registrant

N/A

Former name if applicable

1550 Buckeye Drive

Address of principal executive office (Street and number)

Milpitas, California 95035

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 26, 2005, the Audit Committee of Nanometrics Incorporated (the “Company”), acting on a recommendation from our management, determined that the Company’s audited financial statements for the fiscal year ended January 1, 2005, and its unaudited quarterly financial statements for the periods ended April 2, 2005 and July 2, 2005, should be restated. The restatements relate to the Company’s (i) deferral of revenue associated with extended service contracts purchased by certain customers at the time of equipment sale, (ii) alignment of the warranty accrual with the actual warranty periods for certain customers and (iii) accrual of certain foreign sales commission expenses in the appropriate period.

The Company’s Form 10-Q for the quarter ended October 1, 2005 will not be timely filed because of delays, related to the restatements, in the preparation of the Company’s unaudited financial statements to be included in the Form 10-Q. The Company is currently working expeditiously to conclude the restatements. For additional information, please refer to the Company’s Form 8-K filed with the Securities and Exchange Commission on October 27, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Douglas J. McCutcheon (Name)	(408) (Area Code)	435-9600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully described in Part III, above, the Company is not in a position to provide an estimate of any anticipated significant changes in results of operations from the quarter ended October 2, 2004 to the quarter ended October 1, 2005 that may be reflected in the earnings statements to be included in the Form 10-Q for the quarter ended October 1, 2005.

Nanometrics Incorporated

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2005	By:	/s/ Douglas J. McCutcheon
		Name:	Douglas J. McCutcheon
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).